UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A [Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a)

and Amendments Thereto Filed Pursuant to §240.13d-2(a)

(Amendment No. 2)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

The Punch Trust

c/o Clermont Corporate Services Limited

Nerine Chambers

P.O. Box 905

Road Town, Tortola

British Virgin Islands

41-22-718-7810

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D/A

1.	Names of Reporting Persons The Punch Trust

2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.03%[1]

14.	Type of Reporting Person (see instructions) OO

1 Based upon 24,819,534 shares of Common Stock outstanding as of May 15, 2015 as represented in ULURU Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 as filed with the Securities and Exchange Commission on May 15, 2015.

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CUSIP No. 90403T209	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by The Punch Trust (“TPT”) with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends and supplements the Schedule 13D filed on February 5, 2014, as amended by Amendment No. 1 filed on April 2, 2015 (the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is the final amendment to the Original Schedule 13D and an exit filing for TPT.

This Amendment No. 2 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On July 27, 2015, ULURU entered into a letter agreement with TPT and Michael I. Sacks (“M Sacks”) (the “Agreement”) pursuant to which, among other things, ULURU agreed to expand the ULURU Board (the “Board”) to five directors from four, appoint Bradley J. Sacks (“B Sacks”) to the Board on the effective date of the Agreement and expand the Board from five to six directors effective as of the date of ULURU’s 2015 Annual Meeting (the “2015 Annual Meeting”). Following the appointment of B Sacks, the Board’s nominee for the vacancy on the Board effective as of the date of the 2015 Annual Meeting will be reserved for Robert F. Goldrich (who, together with B Sacks, are referred to as the “Designees”). ULURU agreed that the vacancy on the Board will not be filled until the 2015 Annual Meeting and the Board will not be further expanded before the 2015 Annual Meeting.

ULURU has agreed to (a) use its reasonable best efforts to file its definitive proxy statement for the 2015 Annual Meeting (the “2015 Proxy Statement”) promptly, and in no event later than August 15, 2015, (b) include the Designees on the Board’s slate of nominees for election to the Board at the 2015 Annual Meeting and (c) use its reasonable best efforts to hold the 2015 Annual Meeting no later than September 30, 2015. ULURU has further agreed that it and its directors and officers will use their reasonable best efforts to cause the election of the Designees at the 2015 Annual Meeting (including, without limitation, recommending that ULURU’s stockholders vote in favor of the election of the Designees together with the other directors included on the Board’s slate of nominees and supporting the Designees and soliciting proxies for their election). If either or both of the Designees shall, prior to the 2016 annual meeting of stockholders (the “2016 Annual Meeting”), become unable to serve on the Board, as a result of death, incapacity or a bona fide reason (whether work-related or personal), M Sacks has the right to designate any replacement nominee (each, a “Replacement Nominee”) to serve as a Designee, subject to the approval of the nominating committee of the Board, such approval not be unreasonably withheld. ULURU will have the same obligations under the Agreement with respect to any Replacement Nominee as it does with respect to any Designee, including promptly filling any vacancy on the

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Board with a Replacement Nominee after the 2015 Annual Meeting and prior to the 2016 Annual Meeting. The Company agreed to file a press release regarding the Agreement in the form attached as Annex A to the Agreement.

Concurrent with and subject to the execution and delivery of the Agreement, TPT, M Sacks and IMPD GmbH entered into an amendment to the Stockholders’ Agreement, dated as of January 31, 2014, by and among such parties (the “Stockholders’ Agreement”), to terminate the voting provisions contained in Section 4 of the Stockholders’ Agreement pursuant to which they agreed to collectively vote their ULURU shares. As a result of the termination of such voting provisions, TPT, M Sacks and IPMD shall no longer be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Other than as described above or elsewhere in this Schedule 13D, TPT does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although TPT may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

 Item 5(a), (b) and (c) of the Schedule 13D are amended and supplemented as follows:

 (a)     TPT beneficially owns 1,000,000 shares of Common Stock, representing 4.03% of the issued and outstanding shares of Common Stock.

M Sacks beneficially owns 2,000,000 shares of Common Stock, representing 8.06% of the issued and outstanding shares of Common Stock.

Centric Capital Ventures LLC (“Centric Capital”) directly beneficially owns 20,000 shares of Common Stock and by virtue of his control of Centric Capital as its Managing Member, B Sacks is deemed to beneficially own such 20,000 shares of Common Stock, representing 0.08% of the issued and outstanding shares of Common Stock.

The foregoing percentages are based upon 24,819,534 shares of Common Stock outstanding as of May 15, 2015, as represented in ULURU’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the Securities and Exchange Commission on May 15, 2015.

TPT disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by M Sacks, B Sacks or Centric Capital.  Any information regarding M Sacks described in this Schedule 13D is based on information provided by M Sacks to TPT.  Any information regarding B Sacks or Centric Capital described in this Schedule 13D is based on information provided by B Sacks and Centric Capital to TPT.

B Sacks, Centric Capital and M Sacks may continue to be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, however, as of the date of the Agreement, TPT shall no longer be deemed to be a member of a “group” with B Sacks, Centric Capital and M Sacks. Accordingly, since TPT is no longer a “group” member and its beneficial ownership of Common Stock is less than 5%, this Amendment No. 2 constitutes TPT’s exit filing.

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(b)         Following the termination of the voting provisions of the Stockholders’ Agreement, TPT has sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock it directly beneficially owns and M Sacks has sole voting and dispositive power with respect to the 2,000,000 shares of Common Stock he directly beneficially owns.

Centric Capital has sole voting and dispositive power over 20,000 shares of Common Stock, which shares are deemed to be beneficially owned by B Sacks by virtue of his control of Centric Capital as its Managing Member.

 (c)          No transactions in the shares of Common Stock have been effected by TPT during the past 60 days and to the knowledge of TPT, no transactions in the shares of Common Stock have been effected by any of the other persons named in paragraph (a) above during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Items 4 and 5 of this Amendment No. 2 and as follows:

References to and descriptions of the Agreement and the Amendment to Stockholders’ Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1 and 99.2, and each is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

99.1	Agreement, dated July 27, 2015, between ULURU Inc., The Punch Trust and Michael I. Sacks

99.2	Amendment to Stockholders’ Agreement, dated as of July 27, 2015, by and among The Punch Trust, Michael I. Sacks and IPMD GmbH

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015	The Punch Trust

	By:	/s/ Elliot Goodman
Name: Elliot Goodman
Authorised Signatory

	By:	/s/ Valerie Dagnaud
Name: Valerie Dagnaud
Authorised Signatory

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CLERMONT CORPORATE SERVICES LIMITED (the "Company")RESOLUTION IN WRITING OF THE DIRECTORS OF THE COMPANY IN ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATIONDated this 20day of February 2014The undersigned, being the directors of the Company, a BVI business company organised and existing under the laws of the British Virgin Islands, hereby consent to the adoption of the following resolutions:IT IS NOTED THAT the directors of the Company wish to update the Company's list of authorised signatories so as to remove Mrs Mylene Metraz as an authorised signatory of the Company and so as to appoint Mrs Michelle Bezerra Schoninger in Mrs Metraz's place.IT IS RESOLVED:1.THAT the said Mrs Mylene Metraz shall be removed as a signatory of the Company with effect from the date of this resolution;2.THAT the following persons shall hereafter be regarded as full signatories of the Company (the "Authorised Signatories"), subject to such restrictions regarding their signing powers as may be imposed in this, or future, resolutions of the Company:• Graham Sedgwick; • Jonathan Bailey; • Michael Cohen; • Valerie Dagnaud; • Wayne Francis; • Jenny Wang Cerf; • Elliot Goodman; and • Michelle Bezerra Schoninger; and 3. THAT, subject to future resolutions of the Company to the contrary, any two or more Of the Authorised Signatories acting together shall have the power to bind the Company. Graham Sedgwick Wayne Francis Michael Cohen Valerie Dagnaud Elliot Goodman Joanathan Bailey